Exhibit 21.1

Subsidiaries of SendTec, Inc.

The subsidiaries of SendTec, Inc. (the “Registrant”) as of March 31, 2008, are listed below:

Subsidiary	Ownership	Jurisdiction
1. SendTec Acquisition Corp	100% owned by Registrant	Delaware

2. RelationServe Access, Inc.	100% owned by Registrant	Delaware

3. Friendsand, Inc.	100% owned by Registrant	Delaware